SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 16 December 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

16 December 2019

BT ACCELERATES GLOBAL TRANSFORMATION WITH SALE OF DOMESTIC OPERATIONS IN SPAIN TO PORTOBELLO CAPITAL

BT today announced that it has reached an agreement for the sale of its Spanish managed ICT services business including its domestic network infrastructure to funds managed by Portobello Capital. The transaction is subject to regulatory approval and is expected to complete in the first half of 2020.

The sale is part of BT's ongoing transformation of its Global unit, focused on delivering next generation networking, cloud and security services to multinational customers. BT will retain a presence in Spain with offices in Madrid and Barcelona, access points to connect to its global network and its cyber security operations centre. Through a wholesale agreement, BT will continue to have access to the domestic infrastructure. The Spanish business will also become a reseller of BT's global products under a resale agreement.

The Spanish business, which will be led by members of the current management team, provides networking services to around 600 major enterprises, including most of the IBEX-35 index companies, and generated c.£230m (c.€270m) revenue (on a pro forma basis) in the 2018/19 financial year. Assets in the transaction include a 5,600 km owned and leased optical fibre network, fully owned city fibre networks in Barcelona and Madrid and three data centres.

"Today's announcement is another key milestone in the execution of our strategy to make Global a more agile and customer focused business. The transaction is great for BT, for our people and for our customers. Through agreements with the Spanish business, it provides continuity to both our multinational and local customers. It also enables us to focus on what we do best: providing secure connectivity and digital solutions to multinational companies globally," said Bas Burger, CEO of Global, BT.

"We are very pleased to invest in one of the leading providers of managed telecommunications services to the corporate market in Spain. We look forward to continued investment in the development of the business for the benefit of new and existing customers in the region" says Luis Peñarrocha, a founding partner of Portobello Capital.

BT was advised on the transaction by Credit Suisse International (M&A), Allen & Overy (legal) and EY (accounting). Portobello Capital was advised on the transaction by Natixis Partners (M&A), Jones Day (legal), KPMG (accounting, tax and labour) and Oliver Wyman (commercial).

About Portobello Capital

Founded in 2010, Portobello Capital is a leading independent Mid-Market Private Equity manager based in Spain that invests in Southern Europe. It has 1.3€bn AuM, a team of twenty-seven professionals and fifteen companies in its portfolio. Portobello Capital manages two primary funds.  Fund III was closed in 375 million euro in August 2014 and it is fully invested, and Fund IV closed in February 2018 which is currently being invested. Portobello Capital is also managing a Secondary vehicle with c. 300m€.

For more information, visit www.portobellocapital.es

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London stock exchange.

For more information, visit www.btplc.com

Follow BT on…

Twitter: @BT_global

LinkedIn: BT for Global business

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 16 December 2019